EXHIBIT 1
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                                [GRAPHIC OMITTED]

                         [LOGO - ABITIBI-CONSOLIDATED]


                         1155 Metcalfe Street, Suite 800
                                Montreal, Quebec
                                 Canada H3B 5H2





                         ANNUAL INFORMATION FORM FOR THE
                       FISCAL YEAR ENDED DECEMBER 31, 2004





                                 MARCH 30, 2005



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                                TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE..................................................................4
GLOSSARY OF TERMS....................................................................................4

ITEM 1:  DATE OF ANNUAL INFORMATION FORM.............................................................5
ITEM 2:  CORPORATE STRUCTURE.........................................................................5
         FORMATION OF ISSUER.........................................................................5
         SUBSIDIARIES................................................................................5
ITEM 3:  GENERAL DEVELOPMENT OF THE BUSINESS.........................................................6
         3.1    BUSINESS PROFILE.....................................................................6
         3.2    THREE-YEAR HISTORY...................................................................6
                INDEFINITE IDLING & CAPACITY REDUCTION...............................................6
                THIRD PARTY CERTIFICATION............................................................6
                OPERATIONAL IMPROVEMENTS.............................................................7
                EXPANSION OF THE ABITIBI-LP JOINT VENTURE............................................7
                IROQUOIS FALLS MODERNIZATION.........................................................7
                ALMA MILL............................................................................7
                ADDITIONAL PURCHASE IN AUGUSTA NEWSPRINT GIVES COMPANY CONTROLLING INTEREST..........7
                U.S. DEBT OFFERING AND EXTENSION OF REVOLVING CREDIT FACILITY........................8
                COMPANY ACQUIRES FULL CONTROL OF ALABAMA RIVER NEWSPRINT COMPANY.....................8
                SALE OF VOYAGEUR PANEL...............................................................8
                CHANGES IN DIVIDEND PAYMENTS.........................................................8
                SALE BY THE COMPANY OF ITS REMAINING INTEREST IN SFK PULP FUND.......................9
                EXPLOITS RIVER HYDRO PARTNERSHIP.....................................................9
                INVESTMENT IN CHINA..................................................................9
                U.S. DEBT OFFERING AND AMENDMENT OF CREDIT FACILITIES...............................10
                BAIE-COMEAU MILL....................................................................10
                THOROLD MILL........................................................................10
         3.3    TRENDS..............................................................................10
                Newsprint Market....................................................................10
                Value-Added Groundwood Papers Market................................................10
                Lumber Market.......................................................................11
                Capital Expenditure.................................................................11
ITEM 4:  DESCRIPTION OF THE BUSINESS................................................................11
         PAPER AND WOOD PRODUCTS SALES DISTRIBUTION.................................................12
         PRINCIPAL PRODUCTION FACILITIES............................................................12
         COMPETITION................................................................................12
         ENVIRONMENTAL AND SOCIAL POLICIES..........................................................12
         HUMAN RESOURCES............................................................................13
         FIBRE SUPPLY...............................................................................13
         ENERGY SUPPLY..............................................................................14
         FOREIGN EXCHANGE...........................................................................14
         LITIGATION.................................................................................14
                Softwood Lumber Dispute.............................................................15
                Status of Softwood Lumber Dispute...................................................15
         BUSINESS RISKS.............................................................................17
ITEM 5: DIVIDENDS...................................................................................17
ITEM 6: DESCRIPTION OF CAPITAL STRUCTURE............................................................18
         6.1    GENERAL DESCRIPTION OF CAPITAL STRUCTURE............................................18
                AUTHORIZED AND ISSUED SHARE CAPITAL.................................................18
                DESCRIPTION OF THE COMMON SHARES....................................................18
                DESCRIPTION OF THE PREFERRED SHARES.................................................18
         6.2    RATINGS.............................................................................19
ITEM 7:  MARKET FOR SECURITIES......................................................................20
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ABITIBI-CONSOLIDATED INC.
2004 ANNUAL INFORMATION FORM
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
ITEM 8:    DIRECTORS AND OFFICERS...................................................................20
ITEM 9:    TRANSFER AGENT AND REGISTRARS............................................................21
ITEM 10:   MATERIAL CONTRACTS AND DOCUMENTS AFFECTING THE RIGHTS OF SECURITYHOLDERS.................21
ITEM 11:   INTERESTS OF EXPERTS.....................................................................21
ITEM 12:   AUDIT COMMITTEE INFORMATION..............................................................21
ITEM 13:   ADDITIONAL INFORMATION...................................................................22
ITEM 14:   SUBSEQUENT EVENTS........................................................................22

EXHIBIT "A" - CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF THE COMPANY
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ABITIBI-CONSOLIDATED INC.
2004 ANNUAL INFORMATION FORM

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                       DOCUMENTS INCORPORATED BY REFERENCE

Certain specifically identified pages of the 2004 Annual Report of Abitibi-Consolidated Inc., including the audited consolidated financial statements for the fiscal year ended December 31, 2004 (the "2004 Financial Statements"), the report of the auditors thereon dated January 28, 2005 and the management's discussion and analysis thereon (the "2004 Annual Report"), and certain specifically identified pages of the Management Proxy Circular dated March 29, 2005 prepared in connection with the April 27, 2005 annual meeting of the shareholders of Abitibi-Consolidated Inc. (the "2004 Proxy Circular"), filed with the securities commission or similar authority in each of the provinces of Canada and the U.S. Securities and Exchange Commission, are incorporated by reference into and form an integral part of this Annual Information Form.

                                GLOSSARY OF TERMS

Unless otherwise noted or the context otherwise indicates, references to the "Company" are to Abitibi-Consolidated Inc., its subsidiaries and its interests in joint ventures and other entities.

A Glossary of Terms is included on pages 128 to 130 of the Company's 2004 Annual Report and is incorporated herein by reference.

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FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Information Form and under the heading "MANAGEMENT'S DISCUSSION AND ANALYSIS" on pages 45 to 66 of the Company's 2004 Annual Report and in other sections of such 2004 Annual Report, including statements which may contain words such as "anticipate", "could", "expect", "seek", "may", "likely", "intend", "will", "believe" and similar expressions, statements that are based on current expectations and estimates about the markets in which the Company operates and statements of the Company's belief, intentions and expectations about developments, results and events which will or may occur in the future, including statements relating to trends, expected operating cost savings and expected capital expenditures, constitute "forward-looking statements" within the meaning of the "safe harbour" provision of the United States Private Securities Litigation Reform Act of 1995, and are based on certain assumptions and analysis made by the Company derived from its experience and perceptions. In addition, other written or oral statements, which constitute forward-looking statements may be made from time to time by or on behalf of the Company. Such forward-looking statements are subject to important risks, uncertainties and assumptions which are difficult to predict and which affect the Company's operations, including but not limited to: the prices and consumption of, and the demand for, the products that the Company sells; future capital expenditures (including the amount and nature of the expenditures) and the results of these expenditures; business strategies and measures to implement strategies; competitive strengths, goals, expansion and growth of the Company's business and operations, fluctuations in foreign exchange or interest rates; labour unrest; the ability to renew water use rights relating to the operations of some of the Company's hydroelectric facilities; fluctuations in the availability or costs of raw materials or energy; changes in existing forestry regulations or changes in how they are administered, which could result in the loss of certain contractual or other rights or permits that are material to the Company's business; the impact of fluctuations in duties imposed on lumber exported to the United States; the impact of general economic conditions in the United States and Canada and in other countries in which the Company does business; underfunded pension liability; competitive actions by other companies; industry conditions, including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; the availability of qualified personnel or management; the outcome of certain litigation or disputes; conditions in the capital markets; the approval of regulatory authorities; opportunities available to or pursued by the Company; the ability of the Company to successfully integrate companies or businesses acquired; and other factors, many of which are beyond the control of the Company. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, the Company will derive therefrom. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
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ABITIBI-CONSOLIDATED INC.
2004 ANNUAL INFORMATION FORM

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                            ABITIBI-CONSOLIDATED INC.
                             ANNUAL INFORMATION FORM


ITEM 1:  DATE OF ANNUAL INFORMATION FORM

This Annual Information Form is dated as at March 30, 2005. Except as otherwise indicated, the information contained in this Annual Information Form is stated as at December 31, 2004 and all dollar amounts are expressed in Canadian dollars.


ITEM 2:  CORPORATE STRUCTURE

FORMATION OF ISSUER

The Company results from the amalgamation of Abitibi-Price Inc. ("API") and Stone-Consolidated Corporation ("SCC") under the CANADA BUSINESS CORPORATIONS ACT, pursuant to a certificate and articles of amalgamation dated May 30, 1997.

API was incorporated under the laws of Canada on February 9, 1914. SCC resulted from the amalgamation of Stone-Consolidated Corporation (the "Former SCC") and Rainy River Forest Products Inc. ("RR"), pursuant to a plan of arrangement effective as at November 1, 1995. The Former SCC was incorporated under the laws of Canada on June 22, 1993 and acquired its operating assets on December 17, 1993 from its sole shareholder at that time, Stone Container (Canada) Inc., a wholly-owned subsidiary of Stone Container Corporation (now a subsidiary of Smurfit-Stone Container Corporation). Prior to that date, SCC had no history as a separate operating entity. RR was incorporated under the laws of Ontario on April 28, 1941. The principal executive office and the registered office of the Company are located at 1155 Metcalfe Street, Suite 800, Montreal, Quebec, Canada H3B 5H2.

SUBSIDIARIES

The following lists the principal subsidiaries of the Company as at December 31, 2004, as well as their respective jurisdictions of incorporation.
Parent-subsidiary relationships are denoted by indentations. Unless otherwise indicated, 100 percent of the shares of each subsidiary are owned by the immediate parent company.


                                                               JURISDICTION OF
CORPORATION                                                     INCORPORATION
-----------                                                    ---------------

Abitibi-Consolidated Inc.                                           Canada
  Abitibi-Consolidated Company of Canada (1) ("ACCC")               Quebec
    Donohue Corp.                                                   Delaware
      Abitibi-Consolidated Corp. (2)                                Delaware
      Abitibi Consolidated Sales Corporation (3) ("ACSC")           Delaware

---------------
(1) ACCC holds most of the Canadian operating assets of the Company, as well as a 50% interest in PanAsia Paper Co. Pte Ltd. ("PanAsia"), which has an interest in four mills producing mainly newsprint located in South Korea, China and Thailand and a new newsprint mill under construction in China.
(2)  Abitibi-Consolidated Corp. was formerly known as Donohue Industries Inc.
(3) In 2004, ACSC increased its ownership interest in a newsprint joint venture in Augusta, Georgia from 50% to 52.5%. ACSC also holds a 100% interest in Abitibi-Consolidated Alabama Recycling Corporation and Abitibi-Consolidated Alabama Corporation, which together hold a 100% ownership interest in Alabama River Newsprint Company.


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ABITIBI-CONSOLIDATED INC.
2004 ANNUAL INFORMATION FORM

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ITEM 3:  GENERAL DEVELOPMENT OF THE BUSINESS

3.1      BUSINESS PROFILE

The Company is a global leader in newsprint and uncoated groundwood (value-added groundwood) papers as well as a major producer of wood products, and generated sales of $5.8 billion in 2004. As at December 31, 2004, the Company owned or was a partner in 26 paper mills, 22 sawmills, 5 remanufacturing facilities and 1 engineered wood facility in Canada, the U.S., the U.K., South Korea, China and Thailand. With approximately 14,000 employees, excluding the employees of PanAsia, the Company does business in approximately 70 countries. Responsible for the forest management of approximately 17.3 million hectares of woodlands, the Company is committed to the sustainability of the natural resources in its care. The Company is also the world's largest recycler of newspapers and magazines, serving 16 metropolitan areas in Canada and the U.S. and 130 local authorities in the U.K., with 14 recycling centres in North America and approaching 20,000 Paper Retriever(R) and paper bank containers. The Company is one of the lowest-cost global newsprint producers, annually marketing approximately 5.5 million tonnes of newsprint including third parties' volume, over 2.1 million tonnes of value-added groundwood papers and 2.1 billion board feet of lumber.

For a more complete description of the Company's products and services, see "Description of the Business" at item 4 of this Annual Information Form.

3.2      THREE-YEAR HISTORY

         INDEFINITE IDLING & CAPACITY REDUCTION

In the fourth quarter of 2004, the Company recorded the effects of the permanent closure of two previously idled paper mills located in Port-Alfred, Quebec and Sheldon, Texas permanently removing 646,000 tonnes from its production capacity.

The announcement of the closures was made on January 26, 2005 after the Company's December 10, 2003 announcement of the continuation of its focused downtime strategy and the indefinite idling of its Lufkin, Texas and Port-Alfred paper mills. The idling of the mills represented a combined annual capacity of 432,000 tonnes of newsprint and 270,000 tonnes of other paper grades and affected 580 employees at the Lufkin mill and 640 employees at the Port-Alfred mill. The 2005 announcement of permanent closures also followed the Company's announcement in December 2003 regarding the permanent closure of two other previously idled paper machines, one at the Port-Alfred mill and one at the Sheldon newsprint mill, representing a combined annual newsprint capacity of 230,000 tonnes. These actions, combined with improved operating efficiencies, have reduced annual operating costs by more than $125 million.

In December 2002, the Company indefinitely idled its operations at the Sheldon newsprint mill. It also announced it would convert the newsprint machine at its mill in Alma to produce the Company-developed ABIOFFSET(R) paper grades. This project permanently removed 170,000 tonnes of annual newsprint capacity.

Since December 2002, the Company has permanently removed 1,046,000 tonnes of newsprint capacity and kept 150,000 tonnes indefinitely idled thereby improving its overall cost structure and better adjusting production to its order book for 2005.

         THIRD PARTY CERTIFICATION

On October 18, 2004, the Company's Quebec-West Woodlands Division and Champneuf sawmill were the first in Quebec to be certified by the Canadian Standard Association ("CSA") under standard CSA PLUS 1163 - Chain of Custody for Forest Products Originating from a Defined Forest Area. This standard is designed to chart the progress of fibre used by sawmills from its point-of-origin in forests that have been certified under the CSA's sustainable forest management standard.


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ABITIBI-CONSOLIDATED INC.
2004 ANNUAL INFORMATION FORM

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In 2002, the Company achieved its goal of having all of the Company's 18 million hectares of its total managed land base in Canada certified to the ISO 14001 standard. The Company's program of having all its manufacturing operations (pulp and paper mills, sawmills and power generating facilities) certified to the ISO 14001 standard was completed in December 2004 with the certification of the Alma, Quebec mill.

The Company's commitment is to have Sustainable Forest Management ("SFM") certification for its North American operations by the end of 2005. The Company chose to certify publicly owned lands under the CSA's SFM Standard. For its private holdings the Company chose to implement a system based on the Sustainable Forestry Initiative ("SFI") Standard. By December 2004, 13.2 million hectares were certified under the CSA SFM Standard and over 263,000 hectares were certified under the SFI Standard.

         OPERATIONAL IMPROVEMENTS

In 2004, cost of products sold was $4,138 million compared to $4,136 million in 2003. The increase was mainly due to higher sales volume in the value-added groundwood papers and the wood products segments, partly offset by the strength of the Canadian dollar, lower sales volume in the newsprint segment and lower operating costs. The Company reduced its operating costs in its North American newsprint and value-added groundwood papers operations by improving productivity and operating time through the focused downtime strategy announced at the end of 2003, and reducing input usage. These improvements were partly offset by input price increases, mainly energy and recycled fibre.

         EXPANSION OF THE ABITIBI-LP JOINT VENTURE

On December 13, 2004, Abitibi-LP Engineered Wood Inc. ("Abitibi-LP"), the joint venture involving the Company and Louisiana-Pacific Corporation, announced the construction of its second engineered wood facility to produce I-joists. The new facility will be an expansion of the Company's Saint-Prime, Quebec mill, and constitutes an investment of approximately $13 million in the existing mill. Annual production capacity will be 75 million linear feet, with operations set to begin in the fall of 2005. The project will create approximately 40 new jobs, in addition to the existing 125 in the mill. With this new facility, Abitibi-LP will become the largest manufacturer of solid sawn I-joists in North America.

In 2003, Abitibi-LP started its first production site of solid-sawn flooring I-joists in Larouche, Quebec. The annual production capacity of the mill stands at 70 million linear feet.

         IROQUOIS FALLS MODERNIZATION

In the fourth quarter of 2004, the Company completed, as scheduled and on budget, the modernization of its hydroelectric generating facilities at Iroquois Falls, Ontario. The modernization of its facilities, meant to produce an additional 13 megawatts, constituted an investment of $32 million by the Company.

         ALMA MILL

The Company continues to achieve success through investment in its ABIOFFSET(R) grades, which consist of ALTERNATIVE OFFSET(R) and EQUAL OFFSET(R) grades. The Company started up a new machine at its Alma paper mill producing both grades on a consistent basis in the fourth quarter of 2004, and shipments are ahead of the project start-up curve. Shipments of ABIOFFSET(R) grades have increased by 13% in 2004.

         ADDITIONAL PURCHASE IN AUGUSTA NEWSPRINT GIVES COMPANY
         CONTROLLING INTEREST

On July 1, 2004, the Company acquired for US$10.5 million an additional 2.5% interest in Augusta Newsprint Company ("ANC"), which operates a newsprint mill in Augusta, Georgia, thereby increasing its interest to 52.5% and obtaining control. As a result, since July 1, 2004, the Company's 2004 Financial Statements include ANC's complete financial results, assets and liabilities, and show as a non-controlling interest the partner's 47.5% share in the subsidiary.


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ABITIBI-CONSOLIDATED INC.
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         U.S. DEBT OFFERING AND EXTENSION OF REVOLVING CREDIT FACILITY

On June 15, 2004, ACCC issued, by way of a private placement in the United States, US$200 million of 7.75% Notes due 2011 and US$200 million of Floating Rate Notes due 2011. The Notes were issued by ACCC and unconditionally guaranteed by the Company. The net proceeds from the offering were used to reduce outstanding debt under the Company's existing revolving credit facility, to repay the US$118 million floating-rate term loan maturing on June 30, 2004 of Alabama River Newsprint Company and for general corporate purposes.

On September 10, 2004, ACCC successfully exchanged such US$200 million 7.75% Notes due 2011 and US$200 million Floating Rate Notes due 2011 for an aggregate of $200 million new 7.75% Notes due 2011 and $200 million new Floating Rate Notes due 2011, issued by ACCC and unconditionally guaranteed by the Company.

During 2004, the Company obtained an extension of the maturity of its revolving credit facility from June 30, 2005 to June 30, 2006 and, in order to increase its financial flexibility on its facility and manage its liquidity prudently, obtained an amendment to its interest coverage ratio. Such ratio, essentially EBIDTA to net interest expense on a trailing twelve-month basis, is set as follows:

         (i)    At least 1.00x for the first and second quarters of 2004;
         (ii)   At least 1.25x for the third and fourth quarters of 2004;
         (iii)  At least 1.50x for the four quarters of 2005; and
         (iv)   At least 1.75x until June 30, 2006.

In calculating this ratio, and subject to certain adjustments, EBITDA is essentially equivalent to earnings before interest, taxes, depreciation and amortization on a trailing 12-month basis, and net interest expense essentially represents interest expense minus interest income.

The Company is currently in compliance with the terms and conditions prescribed under the agreement governing its revolving credit facility.

         COMPANY ACQUIRES FULL CONTROL OF ALABAMA RIVER NEWSPRINT COMPANY

On June 2, 2004, the Company exercised its option to purchase its partner's 50% interest in Alabama River Newsprint Company and Alabama River Recycling Company (the "Alabama Joint-ventures") at a pre-determined nominal amount of US$5 million. As part of the transaction, both partners renounced their respective loans, resulting in the recognition of an excess of consideration over the book value of the non-controlling interest of US$12 million allocated in property, plant and equipment. At the beginning of 2003, the option became exercisable and in accordance with GAAP, the Company began to include the Alabama Joint-ventures' complete financial results, assets and liabilities in its consolidated financial statements. On July 1, 2004, the two companies partnerships the Alabama Joint-ventures merged to form Alabama River Newsprint Company.

         SALE OF VOYAGEUR PANEL

On May 19, 2004, the Company sold its interest in Voyageur Panel Ltd ("Voyageur Panel") to Ainsworth Lumber Co. Ltd. for net proceeds of US$41 million, plus as much as US$2 million, to be paid in April 2005 based on oriented strand board ("OSB") prices between closing and year-end. Voyageur Panel was an OSB joint venture owned by Boise Cascade Corporation (47%), the Company (21%), Northwestern Mutual Life Insurance Company (17%), and Allstate Insurance Company (15%). In the second quarter of 2004, an after-tax gain of $19 million was recorded as a result of the transaction.

         CHANGES IN DIVIDEND PAYMENTS

In the first quarter of 2004, two dividends payments of $0.025 per share were made as a result of the Company's decision to synchronize announcements of quarterly results and the declaration of dividends, with payment to be made within the same quarter.


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ABITIBI-CONSOLIDATED INC.
2004 ANNUAL INFORMATION FORM

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In the second quarter of 2003, the Company's Board of Directors made the decision to reduce the quarterly dividend from $0.10 per share to $0.025 in light of market and currency exchange conditions.

         SALE BY THE COMPANY OF ITS REMAINING INTEREST IN SFK PULP FUND

In August 2002, the Company sold its northern bleached softwood kraft ("NBSK") pulp mill located in Saint-Felicien, Quebec, to a member of a group of entities controlled by SFK Pulp Fund (collectively, "SFK") for a total consideration valued at $693 million. The consideration consisted of $544 million in cash and a 25% interest through a holding of class "B" exchangeable units. The Company's interest in SFK was subordinated, until December 31, 2003, to the SFK units offered to the public in respect of monthly cash distributions. Of the cash proceeds, $16 million was reserved to maintain, until December 31, 2003, the level of monthly distributions that would have been payable on all publicly-held SFK units had the Company held and retained an indirect economic interest of 41%. Excluding the subordination, the Company realized a pre-tax gain of $364 million on disposal of 75% of the pulp mill. The net proceeds from the sale were used to reduce outstanding indebtedness of the Company by $370 million.

On February 27, 2004, the Company sold its remaining 25% interest in SFK for gross proceeds of $118 million. Net proceeds from such offering of approximately $112 million were used for the repayment of certain outstanding debt and for general corporate purposes. As a result of this transaction, the Company no longer has an interest in SFK.

         EXPLOITS RIVER HYDRO PARTNERSHIP

On September 19, 2001, the Company entered into a partnership, Exploits River Hydro Partnership, with Central Newfoundland Energy Inc., a non-regulated subsidiary of Fortis Inc., to further develop the hydroelectric potential in Newfoundland. The Company holds a 49% interest in such partnership. The project has been completed, commissioned and received final approval from Newfoundland and Labrador Hydro in the fourth quarter of 2003. Exploits River Hydro Partnership is supplying power to the provincial grid under a long-term contract with Newfoundland and Labrador Hydro.

         INVESTMENT IN CHINA

On September 10, 2003, PanAsia announced the creation of a 65-35% joint venture with Hebei Longteng Paper Corporation of China to build and operate a newsprint mill in the industrially developed Hebei Province of China, 280 km southwest of Beijing. Construction of the mill began in January of 2004, and it is expected to start production during the third quarter of 2005 with a rated capacity of 330,000 tonnes per year. As at the end of the 2004, the project was 90% completed, on schedule and on budget. Equipment was 95% delivered on site. Mill staffing was almost complete and employees are currently being trained. The newsprint will be produced from 100% recycled fibre. The project represents an investment of approximately US$300 million, without any direct cash contribution from PanAsia's joint-venture partners, the Company and Norske Skogindustrier ASA of Norway ("Norske").

On June 17, 2004, PanAsia acquired from Hebei Longteng Paper Corporation of China an additional 15% interest in the Hebei joint venture for a consideration of US$15 million, thereby increasing its participation in the joint venture to an 80% interest. This increase by PanAsia of its partnership's interest did not involve any cash infusion from the Company.

PanAsia paid to each of its two shareholders, the Company and Norske, dividends of US$30 million in May 2003 and US$15 million in April 2004.


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ABITIBI-CONSOLIDATED INC.
2004 ANNUAL INFORMATION FORM

         U.S. DEBT OFFERING AND AMENDMENT OF CREDIT FACILITIES

On June 18, 2003, ACCC issued in the United States US$150 million of 5.25% Notes due 2008 and US$350 million of 6.00% Notes due 2013, unconditionally guaranteed by the Company. The net proceeds from the offering were used to repay outstanding debt under existing credit facilities. As a result, the total debt of the Company remained at the same level. In connection with the offering, the Company and its lenders have agreed to merge the Company's $500 million 364-day and $300 million multi-year revolving credit facilities and to reset the maturity dates to June 30, 2005, from December 17, 2003 and December 30, 2005 respectively. The new revolving credit facility has substantially the same terms and conditions as the prior agreement, except for certain amendments which provide the Company with increased financial flexibility. These amendments became effective upon completion of the offering. The amended terms of the revolving credit facility require the Company to maintain the following ratios, calculated at the end of each quarterly period:

         o      a ratio of net funded debt to capitalization not exceeding 70%;
                and
         o a ratio of EBITDA to net interest expense of at least: (i) 1.25x for the second quarter of 2003, (ii) 1.00x for the third and fourth quarters of 2003, (iii) 1.25x for the first and second quarters of 2004, (iv) 1.50x for the third and fourth quarters of 2004 and (v) 2.00x for 2005.

In calculating such ratios, net funded debt is essentially equivalent to short-term and long-term debt plus the amount outstanding under any accounts receivable securitization programs minus cash and cash equivalents; and total capitalization is essentially defined as net funded debt plus shareholders' equity.

         BAIE-COMEAU MILL

In the first quarter of 2003, the Company completed the upgrade of the thermomechanical process of the Baie-Comeau, Quebec mill, thereby increasing paper quality and reducing production costs. The project was completed within the original $42 million budget.

         THOROLD MILL

In the third quarter of 2002, the Company completed the conversion of its Thorold, Ontario mill to produce newsprint with 100% recycled content, thereby reducing production costs. The project was completed as scheduled and below the original $50 million budget.

3.3      TRENDS

         NEWSPRINT MARKET

Management expects that North American consumption could decrease slightly in 2005 compared to 2004. Key risk factors to the Company's consumption expectation include cost-control measures on the part of newspaper publishers, as well as rising interest rates, which may affect key classified and retail advertising categories. Management expects demand in Europe to grow by approximately 2% in 2005 compared to the previous year, led by southern countries and some East European economies. Buoyed by the emergence of new publications and dynamic advertising environments, non-Japan Asia and Latin America are expected to record demand growth of about 5% and 4% respectively.

         VALUE-ADDED GROUNDWOOD PAPERS MARKET

The outlook for 2005 remains positive for all value-added groundwood grades. The Company believes that it will continue to penetrate new markets with its ABIOFFSET(R) grades through its substitution strategy, while it expects that increased advertising expenditure will benefit demand for the hi-brite and glossy grades. The directory market is expected to remain flat following its strong showing in 2004, with no evident threat from electronic substitution.


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ABITIBI-CONSOLIDATED INC.
2004 ANNUAL INFORMATION FORM

         LUMBER MARKET

The Company expects housing starts to remain high in 2005, but to be slightly lower than the previous year due to the historically high levels of 2004.

         CAPITAL EXPENDITURE

The Company intends to limit its capital expenditure program in 2005 to below $300 million, excluding its portion of the capital expenditures of the PanAsia joint venture. The Company intends to continue maintaining a disciplined capital expenditure program and to apply free cash flows towards the reduction of debt.


ITEM 4:  DESCRIPTION OF THE BUSINESS

The Company's principal operations produce and market newsprint and value-added groundwood papers. The Company's operations also include the manufacturing and marketing of wood products, such as described below:

NEWSPRINT. The Company is a global leader in the newsprint industry with a total annual production capacity of 5.1 million tonnes. Based on production capacity, it has the leading North American and global newsprint market share with 30% and 13% respectively. The Company has a significant presence in all major international markets. Its PanAsia joint-venture operates a modern and low cost portfolio of newsprint machines, with a total annual production capacity of approximately 1.4 million tonnes, giving PanAsia a 20% market share in non-Japan Asia.

VALUE-ADDED GROUNDWOOD PAPERS. The Company is the world's largest uncoated groundwood paper producer with total annual production capacity of approximately
2.1 million tonnes. Based on production capacity, it has the leading North American and global uncoated groundwood paper market share with 31% and 12%, respectively. The Company is the only North American uncoated groundwood paper producer to manufacture the full spectrum of paper grades in this segment.

WOOD PRODUCTS. The Company is the largest Canadian producer of lumber east of the Rockies and the fifth leading lumber producer in North America. It has ownership interests in 22 sawmills, five remanufacturing facilities and one engineering wood facility in Canada having a total annual production capacity of over 2.1 billion board feet. Lumber products manufactured at its sawmills include studs, structural lumber and remanufactured wood products (i.e. furniture parts, fencing, bed frames, etc.). Its sawmills enable the Company to maximize use of the timber it harvests while providing a secure supply of wood chips to its newsprint and value-added groundwood paper operations. The major markets for its lumber products are the Eastern United States, Northwestern United States and Eastern Canada.

These businesses are also described in the "Our Busines at-a-Glance" section, on the following pages of the Company's 2004 Annual Report:

      Newsprint                                     Pages 12 to 16;

      Value-Added Groundwood Papers                 Pages 17 to 20; and

      Wood Products                                 Pages 21 to 24

The segmented results for these businesses are shown in the Company's 2004 Financial Statements for the three years ended December 31, 2004, on page 73 of the Company's 2004 Annual Report.

The principal market for the Company's products is the United States, with the remainder marketed worldwide. See "Consolidated Geographic Segments" on page 74 of the Company's 2004 Annual Report for a breakdown of sales of the Company's products by geographic areas.


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PAPER AND WOOD PRODUCTS SALES DISTRIBUTION

The Company's sales and assets are geographically diverse. In 2004, the geographical breakdown of its sales by final destination was 14% in Canada, 61% in the United States and 25% in other countries, primarily the U.K., Brazil, India and South Korea. The Company supplies a very diverse order book of over 1,600 customers worldwide. In 2004, its newsprint, value-added groundwood papers and wood products segments contributed 55%, 27% and 18%, respectively, to its consolidated sales, excluding purchased and resold newsprint and inter-segment wood products. In 2004, its capital assets (comprised of property, plant and equipment and intangible assets) and goodwill totalled approximately $7.7 billion, with 66% of such capital assets and goodwill in Canada, 19% in the United States and 15% in other countries.

In North America, the Company distributes paper products primarily through its own sales force, directed from Montreal, Quebec, a customer service centre in White Plains, New York and sales offices in Atlanta, Georgia, Chicago, Illinois, Dallas, Texas, and Scottsdale, Arizona. Internationally, the Company has sales offices in Ellesmere Port, U.K. and supplements its sales force efforts with independent commissioned sales agents and distributors. The Company also has joint venture mills in South Korea, China and Thailand serving customers in several countries in Southeast Asia.

The Company distributes wood products primarily through its own sales force based in Montreal, Quebec and a sales office in Vancouver, British Columbia.

PRINCIPAL PRODUCTION FACILITIES

The location and capacity of each of the Company's paper manufacturing and sawmill operations are listed on pages 42 to 43 of the Company's 2004 Annual Report.

COMPETITION

Competition is present in all markets for the Company's products. The Company's main competitors are North American and Western European paper manufacturers and North American lumber producers. While selling prices, cost of production, quality and customer service are generally the principal factors influencing competition, other factors such as risks related to foreign exchange, cost of fibre supply, as well as the ongoing dispute between the United States and Canada regarding the sale of softwood lumber exports to the United States, can also have an impact on the Company's competitive position. See "Management's Discussion and Analysis; Risk and Uncertainties - Global Markets and Competition" on page 59 of the Company's 2004 Annual Report for a more detailed discussion of the foregoing.

ENVIRONMENTAL AND SOCIAL POLICIES

The Company is committed to protecting and enhancing the resources in its care. The Company has determined that integrating its vision and values and its Environmental, Health and Safety ("EH&S") Policy into its daily activities is the best way to meet its business objectives. The Environmental Management System is used to plan activities, implement procedures and distribute resources among the Company's divisions to help them comply with the environmental aspects of the EH&S Policy and meet the requirements of the Company's Sustainable Forest Management Policy. To best achieve these objectives, the Company has set guidelines that are adapted to the activities of the Company's different divisions. In addition, in December 2004, the Company developed principles on building relationships with Aboriginal people in an effort to provide employees with a framework for building mutually beneficial relationships with Aboriginal communities located in the vicinity of the Company's operations. The Company intends to fulfill such principles and build on its existing engagement with Aboriginal communities through capacity building, employment opportunities, business relations or forest certification. See the "Sustainability Report", on pages 25 to 41 of the Company's 2004 Annual Report for a more detailed discussion of the foregoing.


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The Company is subject to environmental laws and regulations enacted by federal, provincial, state and local authorities. Environmental expenditures that will benefit the Company in future years are recorded at cost and capitalized as part of property, plant and equipment. Amortization is charged to income over the estimated future benefit period of the assets. Environmental expenditures that are not expected to provide a benefit to the Company in future periods are accrued on a non-discounted basis and expensed to earnings, on a site-by-site basis, when a requirement to remedy an environmental exposure is probable and a cost can be reasonably estimated. The financial and operational effects of environmental protection requirements on capital expenditures are described more specifically under the heading "Management's Discussion and Analysis; Risk and Uncertainties - Environment" and in Note 28(b) to the Company's 2004 Financial Statements on pages 61 and 103, respectively, of the Company's 2004 Annual Report.

HUMAN RESOURCES

As at December 31, 2004, excluding the employees at PanAsia, the Company employed approximately 14,000 employees, which is less than the number that were employed at the end of 2003. Collective bargaining agreements, including the five-year collective bargaining agreement entered into on July 7, 2004 (retroactive to May 1, 2004) with the Communications Energy and Paperworkers Union of Canada, have been renewed with all of our employees in 12 mills of our newsprint and value-added segments. Five collective agreements, covering approximately 700 of our employees, which expired on or before December 31, 2004, are in the process of being renewed. The facilities covered by these collective agreements consist of one papermill, two sawmills and two groups of office employees. In 2005, 18 other collective agreements will expire for two papermills, six sawmills, seven woodlands operations and three groups of office employees, covering approximately 2,000 employees. While the Company does not anticipate any labour disruptions at these facilities, as is the case with any negotiation, the possibility that disruptions will arise exists.

FIBRE SUPPLY

Fibre represents the Company's major raw material used in the production of wood products, paper and pulp. The Company uses both virgin fibre (woodchips and logs) and recycled fibre (old newspapers and magazines) as fibre sources for its paper mills.

The virgin fibre supply required by the Company in Canada is mostly assured by agreements with provincial governments. The agreements are granted for various terms, from 5 to 25 years, and are generally subject to regular renewal every 5 years. They incorporate commitments with respect to sustainable forest management, silvicultural work, forest renewal as well as cooperation with other forest users. The Company believes that it is in material compliance with all forest regulations.

Wood chips supplied from the Company's sawmills, together with fibre exchanges with independent sawmills and long-term contracts with third parties conducted at market prices, represent approximately 89% of the Company's Canadian pulp and paper mills requirements in virgin fibre. For its operations in the provinces of British Columbia and Ontario, the Company relies on internal sources, in the most part, and the open market to supply in fibre its wood products, paper and pulp production requirements and such sources of supply are more than adequate to meet the Company's requirements. In Newfoundland, the Company relies significantly more on open market purchases to support its production requirements. In Quebec, with the implementation of some key recommendations of the Coulombe Commission, the Company expects a reduction in the supply of logs to all Quebec sawmills, including those operated by the Company. The Quebec government is working on a plan to mitigate this impact but a tightening of the supply of virgin fibre for the Company's Quebec paper mills is still expected. See also "Subsequent Events" at item 14 of this Annual Information Form for more information on the Coulombe Commission and its potential impact on the Company's operations. Virgin fibre in the United States is obtained through the Company's private timberlands and, in the most part, long-term supply contracts.


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The Company is the largest North American consumer of old newspapers and magazines. The Company is involved in the recovery of old paper and has contracts with numerous municipalities, cities, recyclers, waste haulers and brokers in countries where its mills are located. The Company's own recovery network, excluding PanAsia, accounts for 39% of its recycled fibre needs.

ENERGY SUPPLY

Energy is one of the Company's largest cost components. In its manufacturing processes, the Company consumes a large volume of energy. The Company, excluding PanAsia, self-generates approximately 39% of the steam and power required in its paper mills. Another 26% of its energy is comprised of electricity bought in regulated jurisdictions. For the remaining 35%, the Company relies on other energy commodities. The Company's ability to continue to internally generate hydroelectric power is conditional upon its ability to maintain and renew its rights to utilize and manage provincial waterways. These rights are subject to certain conditions and, although such rights have been granted pursuant to long term licenses and leases, their renewal is subject to government discretion. In 2004, electricity prices increased between 4% and 19% in the main regulated jurisdictions in which the Company conducts its operations. The major suppliers of the Company's external electric power needs include provincial utilities. In Ontario, the government has also announced further changes to the regulatory environment of the Ontario electricity market. As a result of these changes, a larger portion of our consumption will be at a fixed price and such fixed price could increase over time. See "Management's Discussion and Analysis; Risk and Uncertainties - Energy" on page 60 of the Company's 2004 Annual Report for additional information on the pricing of the Company's energy requirements.

FOREIGN EXCHANGE

The Company's foreign exchange risk and foreign exchange management policy are described in the "Management's Discussion and Analysis; Risk and Uncertainties - Foreign Exchange", on page 61 of the Company's 2004 Annual Report.

LITIGATION

The information provided in this subsection on "Litigation" is dated as at March 29, 2005.

         SOFTWOOD LUMBER DISPUTE

After the end of the five-year softwood lumber agreement between Canada and the United States in March 2001, the U.S. Department of Commerce ("USDOC") and the U.S. International Trade Commission ("USITC") instituted countervailing and anti-dumping duty ("CVD/AD") investigations.

In 2002, "final determinations" were issued by the USITC and USDOC. The USITC found threat of future injury, and the USDOC found dumping by the Company and subsidies with respect to Canadian lumber production in all provinces except the Maritime provinces. Duty deposits were imposed at rates of 18.79% for country-wide CVD (applicable to all provinces except the Maritime provinces) and 12.44% for the Company-specific AD, calculated on the sales of the Company's lumber shipped to the United States. On December 20, 2004, following the completion of its first administrative reviews, the USDOC lowered the country-wide CVD and the Company's specific AD deposit rates from 18.79% to 17.18% and from 12.44% to 3.12% respectively. On February 24, 2005, the CVD rates were corrected from 17.18% to 16.37%. The Company and/or various other parties have appealed both USDOC first review determinations. The final duty assessment rates on entries covered by the first review may change as a result of these appeals. Once the results of the first administrative reviews become final, assuming the case is not ended and all cash deposits returned on the basis of the USITC failure to find injury or threat of injury (see below), the Company will be entitled to a refund with interest of the difference between the amounts of estimated duties deposited from May 22, 2002 through to April 30, 2003 for the AD case and May 22, 2002 through to March 31, 2003 for the CVD case, and the final assessment rates determined in the first reviews provided the deposits made exceed the final assessed amount. If, on the other hand, the amounts deposited turn out to be insufficient to cover the duties assessed, the Company will owe the difference, with interest.


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As a result of these rate changes, the Company recognized in December of 2004, an amount receivable of $62 million of which $18 million covers the first review period, $23 million covers the second review period and $21 million covers part of the third review period up to December 2004. The portion of this account receivable relating to CVD was $10 million in total and by period $3 million, $4 million and $3 million respectively. The Company believes that the AD and CVD rates determined in the first reviews reflect the best current estimates of its ultimate duty liability, assuming the case is not ended and all cash deposits returned on the basis of the USITC failure to find injury or threat of injury. For exports occurring during the first administrative review periods, the rates mentioned in the previous paragraph are those determined by the USDOC. The first review results are consistent with the Company's preliminary calculations of its potential AD liability for the second and third periods, based on the methodologies the USDOC applied in the first review. The Company does not believe the AD rate for this first period is likely to increase as a result of appeals. The Company's assessment of the ultimate CVD liability is more uncertain, because it is unclear what methodology for measuring a subsidy will result from the appeals process. At this time, the Company has no basis for estimating its ultimate CVD liability for periods two and three other than to use the rate the USDOC has recently determined. The Company believes that the rate determined by the USDOC in its first period review better reflects its likely maximum duty liability, rather than the deposit rates in effect on the date of export and as originally expensed. The USDOC applied different methodologies for measuring the amount of subsidy benefit in the first period review than it applied in the original investigation, and thus, the amended first period rate more accurately reflects the USDOC's current approach. The Company notes however, that the USDOC has not yet made preliminary or final determinations in the second period review, and has not yet initiated a third period review, and thus the Company's ultimate duty liability for these periods, if any, remains uncertain.

         STATUS OF SOFTWOOD LUMBER DISPUTE

INJURY: On August 13, 2004, the North American Free Trade Agreement ("NAFTA") panel examining the USITC's 2002 finding of threat of future injury ruled for the third time that the determination is not supported by substantial evidence. As a result, on September 10, 2004, the USITC reversed its earlier decisions and issued a negative injury determination. On November 26, 2004, the United States challenged the NAFTA panel's decision before a NAFTA Extraordinary Challenge Committee. This is not a normal appeal procedure, but rather is intended as a safeguard in the case of egregious conduct by a panel. To date, no extraordinary challenge to a NAFTA panel decision has been successful. The Committee has scheduled its hearing for June 2-3, 2005.

Ordinarily, if the U.S. extraordinary challenge were to fail, future deposits of estimated duties on softwood lumber imports, both for AD and CVD, would cease. However, on December 20, 2004, the United States published notice of a USITC determination, issued in a separate proceeding intended to implement a World Trade Organization ("WTO") panel ruling against the United States, in which the USITC again determined that softwood lumber imports threatened future injury to a U.S. industry. The notice also indicated that the United States was implementing this new determination, and amending the CVD and AD orders accordingly. Industry associations of which the Company is a member have appealed from the USITC's new injury determination and its implementation, and the Company has intervened in those cases. Canada is also challenging the new injury determination before the WTO, contending that the new determination does not comply with the rulings of the earlier WTO panel.

The Company believes that the USITC decision responding to the WTO should not affect the outcome of the softwood lumber appeals produced by the NAFTA Panel process. The Company believes that the USITC decisions issued through the NAFTA appeals should govern, not the WTO-related USITC decision. Therefore, the Company believes that if the U.S. extraordinary challenge fails, the Company should be entitled to a full refund of all duty deposits paid to date, and should not be obligated to pay duty deposits on future imports into the United States. However, the USDOC and other U.S. agencies involved appear, through their actions, to be disputing this position. In the event that the U.S. extraordinary challenge is rejected, further litigation also may be necessary to resolve these issues.


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ANTI-DUMPING: Both NAFTA and WTO dispute settlement panels questioned methodologies applied by the USDOC in the 2002 final determination issued in its initial investigation. On July 17, 2003, a NAFTA panel issued its first decision on the AD case, ordering the USDOC to recalculate its determination of duties for individual Canadian companies. The USDOC issued a revised determination on October 15, 2003, which would have lowered the Company's AD deposit rate from 12.44% to 11.85%. On April 21, 2004, following a second NAFTA decision, the USDOC issued a further revised determination, but no further revisions were made to the Company's revised rate of 11.85%. The USDOC revised determination also has been challenged in NAFTA proceedings, which are still pending. In light of the favourable WTO Appellate Body ruling (see below), the NAFTA panel was asked to reconsider an earlier decision adverse to Canada, on the USDOC practice known as "zeroing", namely not counting "negative" dumping margins in determining overall AD rates. The NAFTA appeal will not affect the Company's anti-dumping duty deposit obligations in light of the superceding first review deposit rate, discussed below.

The WTO panel reviewing the AD matter issued its final report on April 13, 2004. The panel upheld Canada's challenge to the USDOC practice of zeroing but rejected other claims. On May 13, 2004, the United States filed an appeal before the WTO Appellate Body. On May 28, 2004, Canada filed a cross-appeal on two company specific issues, including one specific issue relating to the Company. On August 11, 2004, the WTO Appellate Body ruled in Canada's favour on the zeroing issue, and also ruled in Canada's favour on the issue affecting the Company, essentially preserving for future administrative reviews the issue of how to allocate the Company's financial expenses to its different business segments. Canada and the U.S. originally agreed to a deadline of April 15, 2005, now extended to May 2, 2005, for the U.S. to implement the WTO decision with regards to the zeroing issue.

On January 31, 2005, the USDOC issued a preliminary determination in a proceeding commenced to implement the WTO Appellate Body decision with regard to zeroing. Instead of eliminating zeroing, however, USDOC preliminarily determined to change the basis for its price comparisons, switching from the annual average price comparisons used in its original investigation to transaction-to-transaction comparisons. The effect would be to increase the Company's margin of dumping from the 12.44% rate determined in the original investigation to 13.02%. The Company and other Canadian parties to that proceeding have argued that the new methodology is unlawful and does not bring the U.S. into compliance with its WTO obligations. A final determination is expected some time before the May 2, 2005 implementation deadline. Because the Company's AD deposit rate changed on December 20, 2004 as a result of the first review, discussed below, any changes in the investigation deposit rates resulting from the NAFTA or WTO appeals will have no practical effect as they have been superseded by the new deposit rates determined in the first review.

COUNTERVAILING DUTIES: Both NAFTA and WTO panels found the final determination of the USDOC in the investigation questionable. The NAFTA panel stated that the cross-border stumpage price comparison methodology used to determine the country-wide 18.79% rate was contrary to U.S. law. On January 12, 2004, the USDOC issued a first remand determination, applying a methodology based on log prices within each province for determining whether a benefit was conferred by provincial stumpage programs. The CVD deposit rate was recalculated to 13.23%, which rate would have taken effect once the appeal was concluded. However, this first remand determination was challenged by both Canadian and United States parties. On June 7, 2004, the NAFTA panel issued a decision ordering the USDOC to make further changes in its calculations. On July 30, 2004, the USDOC released a second remand determination, which, if confirmed, would have lowered the Canada-wide CVD rate to 7.82%. The revised 7.82% rate also was challenged before the NAFTA panel. On December 1, 2004, the NAFTA panel found numerous technical elements in the revised USDOC calculations to be flawed, and ordered USDOC to make new corrections. On January 24, 2005, the USDOC released its third remand determination, with a country-wide rate of 1.88%. Further challenges to this calculation have been filed with the NAFTA panel, contending that the USDOC did not comply with all of the panel's instructions. If corrections result in a subsidy rate below 1.00%, under U.S. law, such a low rate is considered to be a DE MINIMIS level, and would result in the case being dismissed.

For the same reasons as in the AD case, assuming the subsidy rate remains above 1.00%, the precise rate as determined in the appeal of the original investigations no longer is of any practical significance to the Company, as it will have been superseded as of December 20, 2004 by the new deposit rate determined in the first review in the CVD case, discussed below.



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In the WTO litigation, on January 19, 2004, the WTO Appellate Body reviewing the
CVD case ruled that the USDOC's benefit measurement methodology only could be used in certain limited circumstances, casting doubt on the USDOC's decision. However, the WTO Appellate Body said it did not have sufficient information to rule specifically on the appropriateness or specifics of the USDOC's calculations in this case.

REVIEWS: The original AD and CVD investigations only determine the rates for initial deposits of estimated AD and CVD. The actual amounts of duties owed, referred to as assessment rates, are determined retrospectively, through administrative reviews, in which USDOC annually reviews pricing and subsidies on exports to the U.S. occurring after the original investigations. This system permits the provincial governments and the Company opportunities to adjust behaviour to reduce or eliminate subsidies and/or dumping.

The USDOC thus determines updated AD and CVD rates annually, in a review, which provides the basis for the actual assessment of duties on goods entered into the United States during the period covered by the review. The USDOC also updates the cash deposit rates as from the date of formal publication of the final results of the review. If the amounts deposited as estimated duties exceed the amounts assessed as final duties in an annual review period, the Company is entitled to a refund of the difference, with interest. If, on the other hand, the amounts deposited are insufficient to cover the duties actually assessed, the Company will owe the difference, with interest. Each case - AD and CVD - is treated separately for these purposes. In the event that any party appeals from the final results of a review, either to a NAFTA panel or to the U.S. federal court, the new deposit rates take immediate effect, but duty refunds are not processed, and bills for additional duties owed are not sent, until the appeal process is finally concluded.

On December 20, 2004, USDOC published its final results for the first administrative AD review, covering the period of May 22, 2002 through April 30, 2003, and for the first administrative CVD review covering May 22, 2002 through March 31, 2003. USDOC then corrected its CVD results on February 24, 2005. Based on these reviews, the Company's new AD deposit rate is 3.12% and the new, industry-wide CVD rate is 16.37%.

The second annual review proceeding, which will cover the period of May 1, 2003 through April 30, 2004 for the AD case and April 1, 2003 through March 31, 2004 for the CVD case, was initiated on June 30, 2004. USDOC's preliminary determinations are expected around May 31, 2005. Assuming that the USITC-related appeals do not end the case and result in a return of all cash deposits, these reviews will result in changes to the duty deposit rate for future entries around December 2005, and will determine the duty assessment rates (and the amounts of refunds to be received or additional duties owed by the Company) for exports to the United States during the periods covered by the reviews.

ADDITIONAL APPEALS: On February 18, 2005, the Company filed an appeal of the results of the AD first review, as has the U.S. industry and other Canadian parties. The Government of Canada and certain provinces also have appealed the results of the CVD first review. Through these appeals, and other litigation noted above, the Company will continue to pursue the termination of both the AD and CVD orders, and a full refund of all deposits of estimated duties paid. As long as the review appeals remain pending, the final duties owed, if any, remain under dispute, no duties will be finally assessed, and the Company will not receive refunds of the excess of deposits paid and duties assessed in the reviews.

BUSINESS RISKS

For a description of the risks affecting the Company's business, see the "Management's Discussion and Analysis; Risks and Uncertainties", on pages 59 to 61 of the Company's 2004 Annual Report.


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ITEM 5:  DIVIDENDS

The Company is not subject to restrictions on payment of dividends under any loan agreements. Pursuant to the CANADA BUSINESS CORPORATIONS ACT, the Company is prohibited to declare or pay a dividend if there are reasonable grounds for believing that it is, or would after the payment be, unable to pay its liabilities as they become due or the realizable value of the Company's assets would thereby be less than the aggregate of its liabilities and stated capital of all classes. Dividends on common shares declared by the Company (the "Common Shares") are done so on a quarterly basis and the amount may vary from quarter to quarter.

On January 26, 2005, the Company's Board of Directors declared a dividend of $0.025 per share payable on March 1, 2005 to shareholders of record as at February 7, 2005. The following dividend payments were made for the three most recently completed financial years preceding the date of this Annual Information
Form:

    - 2004: In the first quarter of 2004, two dividend payments of $0.025 per share were made as a result of the Company's decision to synchronize announcements of its quarterly results and dividend's declaration. For the three remaining quarters of 2004, dividends of $0.025 per share were made.
    - 2003: In the first quarter of 2003, dividends of $0.10 per share were made and in the second quarter of 2003, the Company's Board of Directors made the decision to reduce the quarterly dividend from $0.10 per share to $0.025 in light of market and currency exchange conditions. Thus, for the third and fourth quarters of 2003, dividends of $0.025 were made.
    - 2002: For the four quarters of 2002, dividends of $0.10 per share were made.


ITEM 6:  DESCRIPTION OF CAPITAL STRUCTURE

6.1      GENERAL DESCRIPTION OF CAPITAL STRUCTURE

The following information reflects the Company's articles of amalgamation, as these documents are currently in effect.

         AUTHORIZED AND ISSUED SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of Common Shares and an unlimited number of Class A preferred shares (the "Preferred Shares"), issuable in series. As at December 31, 2004, the Company was only issuing Common Shares.

         DESCRIPTION OF THE COMMON SHARES

The holders of the Company's Common Shares will be entitled to one vote for each share held at all meetings of the shareholders of the Company (other than meetings at which only holders of another class or series of shares will be entitled to vote). Subject to the prior rights of the holders of the Preferred Shares and any other shares ranking senior to the Common Shares with respect to priority in the payment of dividends, the holders of the Common Shares will be entitled to receive and will participate rateably in any dividend (in money or otherwise) declared by the Directors of the Company on the Common Shares. Further, in the event of the dissolution, liquidation or winding-up of the Company or any other distribution of assets of the Company for the purpose of winding up its affairs, subject to the prior rights of the holders of the Preferred Shares and any other shares ranking senior to the Common Shares with respect to priority in the distribution of assets of the Company, the holders of the Common Shares will be entitled to receive the remaining property and assets of the Company.

         DESCRIPTION OF THE PREFERRED SHARES

The Preferred Shares will be issuable in series from time to time. The holders of the Preferred Shares as a class will not be entitled to receive notice of, to attend or to vote at, any meetings of the shareholders of the Company except


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

as required by law or in accordance with any voting rights which may from time to time be attached to any series of the Preferred Shares or if the rights attaching to the Preferred Shares as a class are to be amended, in which latter case a two-thirds majority of the holders of the Preferred Shares is required (when voting as a class, one vote will be granted for each $1.00 of redemption price or, if there is no determinable redemption price, the issue price per Preferred Share or, if there is no determinable issue price, the dollar amount determined by the Directors of the Company for such purpose). No class of shares equal or senior to the Preferred Shares may be created or issued without the approval of the holders of each series of the Preferred Shares voting as a class and separately as a series. The Preferred Shares will be entitled to priority over the Common Shares and over any other shares of the Company ranking junior to the Preferred Shares with respect to priority in the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up or any other distribution of assets by the Company for the purposes of winding up its affairs. The holders of the Preferred Shares will be entitled to receive and will participate rateably in any dividend declared by the Directors of the Company. No dividends will at any time be declared or paid on any shares of the Company ranking junior to the Preferred Shares, unless all dividends up to and including the dividend payable for the last completed period for which such dividend is payable on each series of the Preferred Shares then issued and outstanding has been declared and paid or set apart for payment at the date of such declaration or payment on such shares of the Company ranking junior to the Preferred Shares. The Company will not at any such time call for redemption or redeem or purchase for cancellation or reduce or otherwise pay off any shares of the Company ranking junior to the Preferred Shares, unless all dividends up to and including the dividend payable for the last completed period for which such dividend is payable on each series of the Preferred Shares then issued and outstanding has been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment.

6.2      RATINGS

Three rating agencies rate the Company's debt instruments, namely Moody's Investors Service ("Moody's"), Standard & Poor's Rating Services ("Standard & Poor's") and Dominion Bond Rating Service Limited ("DBRS"). Credit ratings are intended to provide investors with an independent measure of the credit quality of any issue of securities. The rating changes in 2004 did not significantly increase the Company's interest expense.

As at December 31, 2004, the Company's unsecured long-term debt securities are rated Ba3 (with a negative outlook) by Moody's, BB- (with a negative outlook) by Standard & Poor's, and BB (high) (with a negative trend) by DBRS as shown below. See also "Subsequent Events" at item 14 of this Annual Information Form.

--------------------------------------------------------------------------------
                          February 20, 2004          October 19, 2004
                          -----------------          ----------------
Moody's                   Ba2                        Ba3
                          (negative outlook)         (negative outlook)


                          March 4, 2004              December 20, 2004
                          -------------              -----------------
Standard & Poor's         BB                         BB-
                          (negative outlook)         (negative outlook)


                          October 1, 2004
                          ---------------
DBRS                      BB (high)
                          (negative trend)
--------------------------------------------------------------------------------


                                                                              19
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ABITIBI-CONSOLIDATED INC.
2004 ANNUAL INFORMATION FORM

Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lower quality of such securities rated. According to the Moody's rating system, an obligation rated "Ba" is judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class. Moody's applies numerical modifiers 1, 2 and 3 in each generic rating classification from Aa through Caa in its corporate bond rating system. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, the modifier 2 indicates a mid-range ranking and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

Standard & Poor's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the Standard & Poor's rating system, an obligation rated "BB" is less vulnerable to non-payment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation. The ratings from AA to CCC may be modified by the addition of a plus (+) or minimum (-) sign to show relative standing within the major rating categories.

DBRS's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. According to the DBRS rating system, an obligation rated "BB" is defined to the speculative and non-investment grade, where the degree of protection afforded to interest and principal is uncertain, particularly during periods of economic recession. The ratings from AA to CCC may be modified by the addition of a (high) or (low) modifier to show relative standing within the major rating categories. The lack of one of these designations indicates a rating which is essentially in the middle of the category.

Credit ratings accorded to securities by rating agencies are not recommendations to purchase, hold or sell securities inasmuch as such ratings do not comment as to market price or suitability for a particular investor. We cannot assure you that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant and, if any such rating is so revised or withdrawn, we are under no obligation to update this Annual Information Form.


ITEM 7:  MARKET FOR SECURITIES

Information on the Company's market for securities is included on page 131 of the Company's 2004 Annual Report.

ITEM 8:  DIRECTORS AND OFFICERS

The names of the directors of the Company, as well as their respective principal occupations within the five preceding years, and municipality of residence, are provided on pages 126 and 127 of the Company's 2004 Annual Report and on pages 4 to 7 of the Company's 2004 Proxy Circular.

Each director holds office until the earlier of the next annual shareholders meeting of the Company or the appointment or nomination of such director's successor. See "Election of Directors" on pages 3 to 7 of the Company's 2004 Proxy Circular for information on the periods during which each director has served on the Board of Directors of the Company and the identity of the members of committees of the Board of Directors of the Company.

The name, municipality of residence in Canada, and offices of each executive officer of the Company as at December 31, 2004 are set forth below.


                                                                              20
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ABITIBI-CONSOLIDATED INC.
2004 ANNUAL INFORMATION FORM

-----------------------------------------------------------------------------------------------------
NAME AND MUNICIPALITY OF RESIDENCE              OFFICES
-----------------------------------------------------------------------------------------------------
RICHARD DROUIN, Q.C., c.r.                      Chair of the Board
Sillery, Quebec
-----------------------------------------------------------------------------------------------------
JOHN W. WEAVER                                  President and Chief Executive Officer
Montreal, Quebec
-----------------------------------------------------------------------------------------------------
LOUIS-MARIE BOUCHARD                            Senior Vice-President, Woodlands & Sawmills
Montreal, Quebec                                Operations
-----------------------------------------------------------------------------------------------------
ALAIN GRANDMONT                                 Senior Vice-President, Value-Added Paper Operations
Montreal, Quebec                                and Sales
-----------------------------------------------------------------------------------------------------
COLIN KEELER                                    Senior Vice-President, North American Newsprint
Montreal, Quebec                                Sales
-----------------------------------------------------------------------------------------------------
PAUL PLANET                                     Senior Vice-President, International Newsprint
Montreal, Quebec                                Operations & Sales
-----------------------------------------------------------------------------------------------------
PIERRE ROUGEAU                                  Senior Vice-President, Corporate Development and
Montreal, Quebec                                Chief Financial Officer
-----------------------------------------------------------------------------------------------------
THOR THORSTEINSON                               Senior Vice-President, North American Newsprint
Montreal, Quebec                                Operations
-----------------------------------------------------------------------------------------------------
BRUNO TREMBLAY                                  Senior Vice-President, Business Support Services
Notre-Dame de l'Ile Perrot, Quebec
-----------------------------------------------------------------------------------------------------
JACQUES P. VACHON                               Senior Vice-President, Corporate Affairs and
Montreal, Quebec                                Secretary
-----------------------------------------------------------------------------------------------------

All executive officers have been employed by the Company for the past five years, with the following exceptions: Mr. Rougeau was Managing Director at UBS Bunting Warburg Inc. from March 1998 until September 2001, when he joined the Company. Prior to such time he was Managing Director of Scotia Capital Markets Inc. Mr. Bouchard was Senior Vice-President, Woodlands and Sawmills of Donohue Inc. prior to joining the Company in May 2000 following the acquisition of Donohue Inc. by the Company.

As at December 31, 2004, directors and executive officers of the Company, as a group, beneficially owned directly or indirectly, or exercised control or direction over 343,417 of the Company's Common Shares, representing 0.078% of the Company's outstanding Common Shares, 384,971 deferred share units, 331,550 restricted share units and 5,031,836 options to purchase Common Shares of the Company.

ITEM 9:  TRANSFER AGENT AND REGISTRARS

The Company's transfer agent and registrar is Computershare Trust Company of Canada, located at 100 University Ave., 9th Floor, Toronto, Ontario, Canada M5J 2Y1.


ITEM 10: MATERIAL CONTRACTS AND DOCUMENTS AFFECTING THE RIGHTS OF
         SECURITYHOLDERS

The Company has not entered into or assumed any material contract that is not in the ordinary course of business or any document which materially affects the rights of the securityholders generally.


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ABITIBI-CONSOLIDATED INC.
2004 ANNUAL INFORMATION FORM

ITEM 11: INTERESTS OF EXPERTS

The Company's 2004 Financial Statements, found on pages 70 to 109 of the 2004 Annual Report, have been prepared in reliance on the report of PricewaterhouseCoopers LLP, given on the authority of said firm as experts in accounting and auditing.


ITEM 12: AUDIT COMMITTEE INFORMATION

The Audit Committee is composed entirely of outside directors, all of whom are considered "independent" and financially literate" for the purposes of Canadian Securities Regulations.

See the Company's 2004 Proxy Circular for information relating to the composition of the Audit Committee, relevant education and experience of each Committee member, policy and procedures for pre-approval of auditors' services and a breakdown of the Company's auditor fees.

The Board has also adopted a written charter for the Audit Committee that sets out the roles and responsibilities of the committee, which is attached as Exhibit "A" to this Annual Information Form, and can be found on the Company website at WWW.ABITIBICONSOLIDATED.COM.


ITEM 13: ADDITIONAL INFORMATION

When securities of the Company are in the course of a distribution pursuant to a short form prospectus, or when a short form prospectus has been filed in respect of a distribution of the Company's securities, (i) copies of this Annual Information Form, together with copies of any document or the relevant pages of any document incorporated by reference in this Annual Information Form, (ii) copies of the comparative consolidated financial statements of the Company for its most recently completed financial year together with the accompanying report of the auditors and copies of any interim financial statements of the Company subsequent to the financial statements for its most recently completed financial year, (iii) copies of the information circular of the Company in respect of its most recent annual meeting of shareholders that involved the election of directors, and (iv) copies of any other documents that are incorporated by reference into the short-form prospectus, may be obtained from the Secretary of the Company on request. At any other time, copies of the documents referred to in (i) to (iii) above, may be obtained from the Secretary of the Company, provided that the Company may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Company.

Additional information including directors' and officers' remuneration, their indebtedness to the Company, the principal holders of the Company's securities, the options to purchase securities and the interests of insiders in material transactions, where applicable, is contained in the Company's 2004 Proxy Circular. Additional financial information is provided in the Company's 2004 Financial Statements contained in the Company's 2004 Annual Report.

Most of the information, above-mentioned, relating to the Company may be found on SEDAR at WWW.SEDAR.COM, on EDGAR at www.edgar-online.com and on the Company website at www.abitibiconsolidated.com.

ITEM 14: SUBSEQUENT EVENTS

The information set forth below is stated from January 1 to March 29, 2005:

On January 26, 2005, the Company announced an in-depth review of its operations, in order to achieve cost and productivity improvements as well as other profit improvement initiatives. A strategic plan was designed to make the Company a more nimble competitor in the global marketplace, invest in the Company's strongest mills and review its other facilities to maximize value. Improvements in cash flow, as well as the cash generated from the execution of


                                                                              22
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ABITIBI-CONSOLIDATED INC.
2004 ANNUAL INFORMATION FORM
this plan, are intended to reduce debt, and measurable steps will be implemented to improve annualized EBITDA by $250 million. This plan will be implemented over the balance of 2005 and is expected to deliver its full benefit by the end of 2006.

On February 24, 2005, DBRS downgraded the Company's ratings from BB (high) to BB. The trends were changed from negative to stable.

On March 3, 2005, the Company and its subsidiary ACCC commenced tender offers to purchase for cash up to US$500 million aggregate principal amount of any and all of the Company's outstanding US$401 million 8.30% Notes due August 1, 2005 (the "2005 Notes") and up to US$150 million principal amount of ACCC's US$300 million 6.95% Notes due December 15, 2006 (the "2006 Notes" and together with the 2005 Notes, the "Notes") (collectively referred to as the "Tender Offers"). The Tender Offers will expire at 12:00 Midnight, New York City time, on April 4, 2005 (the "Expiration Date"), unless extended or earlier terminated by the Company. Upon consommation of the Tender Offers, the Company will pay US$1,015.96 for each $1,000 principal amount of 2005 Notes purchased in the Tender Offers and US$1,038.82 for each $1,000 principal amount of 2006 Notes purchased in the Tender Offers, if any, plus, in each case, accrued but unpaid interest up to, but not including, the settlement date. The purchase prices include an early tender premium of $10.00 per $1,000 principal amount Notes that is payable only to holders who validly tendered their Notes before 5:00 p.m., New York City time, on March 16, 2005, (the "Early Tender Date") and did not withdraw their tender. Holders who validly tender their Notes after the Early Tender Date, but before the Expiration Date, and do not withdraw their tender, will be paid the respective purchase price less the early tender fee of $10.00 per $1,000 principal amount of Notes. Holders not eligible to receive the early tender premium may withdraw their tender at any time before the Expiration Date, unless the tender offers are extended. On March 29, 2005, the Company purchased US$337 million of the 2005 Notes that were tendered on the Early Tender Date.

On March 28, 2005, the Company issued in the U.S., through a public offering, US$450 million 8.375% Notes due 2015. The Notes were issued by ACCC and unconditionally guaranteed by the Company. The proceeds from this offering, net of underwriters' commissions and offering expenses, will be used to purchase the Notes tendered pursuant to the Tender Offers and to pay premiums, fees and expenses relating to the Tender Offers. Any remaining proceeds from this offering will be used for other general corporate purposes, which may include the repurchase or repayment of other indebtedness, including repurchasing from time to time notes not tendered and purchased pursuant to the Tender Offers. The Notes are being underwritten by a syndicate led by Citigroup as lead bookrunner and Credit Suisse First Boston LLC as joint bookrunner.

On March 17, 2005, pursuant to the final report of the Coulombe Commission for the study of public forest management in Quebec published in December 2004, the Quebec government announced a plan to reduce by 20% the potential cutting rights for the FSPL group (fir, spruce, jack pine and larch) harvested on its public lands, such reduction to be in effect for the next three years. For the remainder of 2005, the Company anticipates that this plan will represent a reduction of 15% of its cutting rights in Quebec and an overall cost increase of less than $15 million compared to 2004. Such amount has already been included, for the most part, in the Company's 2005 annual budget.


                                                                              23
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ABITIBI-CONSOLIDATED INC.
2004 ANNUAL INFORMATION FORM

                                   EXHIBIT "A"

                                 CHARTER OF THE
                                 AUDIT COMMITTEE
                            OF THE BOARD OF DIRECTORS
                          OF ABITIBI-CONSOLIDATED INC.

1. The Audit Committee of Abitibi-Consolidated Inc. shall be composed of not less than three directors, each of whom (a) shall be independent of the Corporation and of any shareholder holding a sufficient number of shares to exert influence on the Board of Directors, (b) shall have no relationships with management, the Corporation and its related entities that in the opinion of the Board may interfere with their independence from management and from the Corporation, and (c) shall not receive, other than for service on the Board, the Committee or any other Committee of the Board, any consulting, advisory, or other compensatory fee from the Corporation or any of its related parties or subsidiaries. The members of the Audit Committee shall possess the mix of characteristics, experiences and skills to provide an appropriate balance for the performance of the duties of the Committee and in particular each member of the Committee shall be "financially literate", and at least one member shall be a "financial expert" within the meaning of those terms in the relevant securities legislation and stock exchange rules. A quorum of the Committee shall be one-half of the members, and a majority vote of the members present shall be required to pass a resolution of the Audit Committee. The Audit Committee is responsible to the Board of Directors of the Corporation. The Chair shall be appointed annually by the Board.

2.       The objectives of the Audit Committee are as follows:

         (a) To assist the Board in the discharge of its responsibility to monitor the component parts of the audit process and the integrity of the Corporation's financial reporting.

         (b) To provide independent communication between the Committee and the director of internal audit and the external auditor.

         (c) To monitor the independence of the external auditor and of the director of internal audit.

         (d) To maintain the credibility and objectivity of financial reports and to satisfy itself as to the adequacy of the supporting systems of internal accounting controls.

         (e) To facilitate in-depth and candid discussions between the Committee and management and the director of internal audit and the external auditor regarding significant issues involving judgment and impacting quality.

         (f)   To enhance the quality of the Corporation's financial reporting.

         (g) To ensure that the external auditor remains ultimately accountable to the Audit Committee and the Board as representatives of the shareholders.



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ABITIBI-CONSOLIDATED INC.
2004 ANNUAL INFORMATION FORM

3. The Audit Committee has the responsibility to exercise the powers set out in this Charter. However, it is not the duty of the Audit Committee, INTER ALIA, to plan or to conduct audits or to determine that the Corporation's financial statements are complete or constitute a fair presentation or are in accordance with generally accepted accounting principles. These matters are the responsibility of management and the external auditor. It is also not the duty of the Audit Committee to conduct investigations, to resolve disagreements, if any, between management and the external auditor or to ensure compliance with laws and regulations and the Corporation's Code of Conduct.

4.       To achieve its objectives, the Audit Committee shall:

         (a) Review the Corporation's annual financial statement and Management's Discussion and Analysis ("MD&A"). This will include a review of the annual financial statements to be filed with regulatory officials and provided to all shareholders and financial statements and other financial disclosure included in prospectuses and other similar documents. The Committee shall also review the Corporation's Annual Information Form and other similar documents. These reviews will include:

               (i) discussions with management and the external auditor and a consideration of a report by the external auditor to the Audit Committee of matters related to the conduct of the audit;

               (ii) receiving a timely report from the external auditor respecting the auditor's judgment respecting both the acceptability and quality of the financial statements including the critical accounting policies and practices adopted by management in their preparation, alternative treatments and disclosures of financial information within generally accepted accounting principles that have been discussed with management and the ramifications of the use of such alternative disclosures and treatments, the selection of changes in significant accounting policies, the methods used to account for significant unusual transactions, the effect of significant accounting policies in controversial or emerging areas, the degree of aggressiveness or conservatism, as the case maybe, of the accounting policies adopted by the Corporation, the process used by management in formulating particularly significant accounting estimates and the basis for the external auditor's conclusions regarding the reasonableness of those estimates and any other material written communications between the external auditor and management, such as any management letter or schedule of unadjusted differences;

               (iii) a review of significant adjustments arising from the audit;

               (iv) a review of disagreements between the external auditor and management over the application of accounting policies and the disclosures in the financial statements;

               (v) a review of all material off-balance sheet transactions and other relationships with non-consolidated entities that may have a material current or future effect on the financial condition of the Corporation including their disclosure or lack thereof in the applicable quarterly or annual financial statements;

               (vi) a review of the external auditor's recommendations for improvements to the Corporation's operations and internal controls;

               (vii) a review of the nature and size of unadjusted errors of a non-trivial amount; and

               (viii) a review of compliance with various covenants.

         (b) Determine, based on its review and discussion, whether to recommend the approval by the Board of such financial statements and MD&A and the financial disclosure in such prospectuses and other similar documents and the Annual Information Form.

         (c) Review with management, the director of internal audit and the external auditor and, if considered appropriate, approve the release of the Corporation's quarterly financial statements, the related MD&A and


                                                                               2
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ABITIBI-CONSOLIDATED INC.
2004 ANNUAL INFORMATION FORM

         Press Release.

         (d) Review with management the Corporation's internal information control system and discuss the types of information to be disclosed and the type of presentation to be made when the Corporation makes earnings press releases, or the Corporation discusses financial information and earnings guidance with analysts and rating agencies.

         (e) Review with management, the external auditor and legal counsel, the Corporation's procedures to ensure compliance with applicable laws and regulations, and any significant litigation, claim or other contingency, including tax assessments, that would have a material effect upon the financial position or operating results of the Corporation and the disclosure or impact on the results of these matters in the quarterly and annual financial statements.

         (f) Meet with the Corporation's external auditor to review and approve their Audit Plan with particular emphasis on risk factors which could lead to a material misstatement of the financial statements, the scope and timing of the audit, the assumptions and decisions that have been made in developing the plan and co-ordination of work between the external auditor and the internal audit department.

         (g) Review estimated audit and audit-related fees and expenses for the current year, and approve audit and audit-related fees and expenses for the prior year. The authority for the determination and payment of fees to the external auditor rests solely and exclusively with the Committee.

         (h) Review, or delegate to one or more members of the Committee the responsibility to review and if deemed appropriate, to approve and in the case of approval by a delegate, to subsequently receive a report to the Committee, of the nature of and the estimated cost of all non-audit services, permitted by securities legislation and stock exchange rules, that are proposed to be provided by the Corporations' external auditor prior to the commencement of such services. All such non-audit services shall be disclosed to the shareholders periodically as required by the relevant securities legislation and stock exchange rules.

         (i) Receive reports on all incidents involving fraud or illegal acts of which management or the external auditor become aware.

         (j)   At least once each year:

               (i) Meet privately with management to assess the performance of the external auditor.

               (ii) Meet privately with the external auditor, amongst other things, to understand any restrictions placed on them or other difficulties encountered in the course of the audit, including instructions on the scope of their work and access to requested information and the level of co-operation received from management during the performance of their work and their evaluation of the Corporation's financial, accounting and audit personnel and systems.

               (iii) Meet privately with the director of internal audit to assess the objectivity and independence of the director and his or her staff and the relationship between them, management and the external auditor.

         (k) Periodically meet in in-camera sessions without the external auditor, management or the internal auditor.

         (l) Review a report from the external auditor of all relationships between the auditor and its related entities and the Corporation and its related entities, including all work performed and fees accrued or paid for such work of a non-audit nature, confirming, or otherwise, that in the auditor's professional judgment it is independent of the Corporation and discuss these reports with the external auditor in order to evaluate the objectivity and independence of the auditor.


                                                                               3
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ABITIBI-CONSOLIDATED INC.
2004 ANNUAL INFORMATION FORM

         (m) Receive confirmation from the external auditor that it is a registered public accounting firm as prescribed by applicable laws, including securities legislation and stock exchange rules. At least, annually, obtain and review a report by the external auditor describing the firm's internal quality-control procedures, any material issues raised by the most recent internal quality-control review or peer review of the firm or by any inquiry or investigation by government or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and steps taken to address any issues arising from such reviews or investigations.

         (n) Evaluate the performance of the external auditor, and if so determined, take such steps as the Committee deems necessary, including recommendations to the Board, to replace the external auditor or if so determined, take such steps as the Committee deems necessary to seek the reappointment of the external auditor by the shareholders.

         (o) Regarding the services provided by the internal audit department, the Audit Committee will:

               (i) review the objectivity, qualifications, adequacy and experience of the internal audit staff and approve the appointment, dismissal or replacement of the director of the internal audit department;

               (ii) review and approve annually the planned scope for the internal audit program, its objectives, and the resources required to attain these objectives;

               (iii) periodically throughout each year review the reports of the internal audit department which describe the activities of the internal audit department for the preceding period; and

               (iv) review the working relationship between the internal audit department and external auditor, and between the internal audit department and management.

         (p) Obtain from both the internal audit department and the Corporation's external auditor the major findings and internal control recommendations reported during the period under review, the response of management to those recommendations, and review the follow-up performed by management and the internal audit department in order to monitor whether management has implemented an effective system of internal accounting control.

         (q) Review significant emerging accounting and reporting issues, including recent professional and regulatory pronouncements, and assess their impact on the Corporation's financial statements.

          (r) Review policies and procedures for the receipt, retention and treatment of complaints received by the Corporation from employees, shareholders and other stakeholders regarding accounting issues and financial reporting, internal controls and internal or external auditing matters. The Committee should be satisfied that sufficient controls are in place to ensure that all such complaints can be received anonymously and with an appropriate degree of confidentiality and that potential employee informants are aware of the process that is in place. The Committee should also be satisfied that processes are in place to ensure that all such complaints, regardless of significance, are presented to the Committee.

         (s)   Review policies for approval of senior management expenses.

         (t) Review the periodic certifications by the chief executive officer and the chief financial officer of the Corporation regarding (i) the omission of any statements of material fact and the absence of any untrue statements of material fact that would result in misleading financial disclosures, (ii) the existence of any significant deficiencies in the design or operation of internal controls which could adversely affect the Corporation's ability to record, process, summarize and report financial data and (iii) any significant changes in internal controls or changes to the environment in which the internal controls operate including corrections of material deficiencies and weaknesses.


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ABITIBI-CONSOLIDATED INC.
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

         (u) Review hiring policies for employees or former employees of the external auditor and their compliance with applicability regulation.

         (v) Review with management the Corporation's financial computer systems, including procedures to keep the systems secure and contingency plans developed to deal with possible computer failures.

         (w) Review procedures in place to monitor compliance with applicable laws and regulations and the Corporation's Code of Conduct.

         (x) Review policies with respect to risk assessment and risk management systems and controls, especially in relation to derivatives, foreign currency exposure and insurance.

         (y) Meet annually with the Chair of the Environmental, Health and Safety Committee to assess environmental issues that could have a material impact on the financial statements.

         (z) Whenever it may be appropriate to do so, to retain and receive advice from experts, including independent legal counsel and independent public accountants, and to conduct or authorize the conduct of investigations into any matters within the scope of the responsibility of the Committee as the Committee may consider appropriate. The Corporation shall ensure that funding is available to the Committee in respect of such activities.

         (aa) Report regularly to the Board in writing on the activities, findings and conclusions of the Committee.

         (bb) Perform such other functions as may be delegated from time to time by the Board.

         (cc) Review this Charter on an annual basis and recommend to the Board any changes to it that the Committee considers advisable.

         (dd) Complete a self-assessment annually to determine how effectively the Committee is meeting its responsibilities.



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ABITIBI-CONSOLIDATED INC.
2004 ANNUAL INFORMATION FORM